_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 16 February 2005

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	16 February 2005
Number	06/05

BHP BILLITON RESULTS FOR THE

HALF YEAR ENDED 31 DECEMBER 2004

  Record half yearly EBITDA, EBIT and attributable profit.

  EBITDA increase of 67% to US$5.2 billion, and EBIT increase of 95% to US$4.3 billion (both excluding exceptional items).

  Attributable profit of US$2.8 billion, an increase of 127%, and earnings per share of 44.5 US cents, an increase of 128% compared with the prior period (both excluding exceptional items).

  Record half yearly production volumes for six major commodities.

  Available cash flow of US$3.5 billion, an increase of 116%.

  Commissioning of six major projects since 30 June 2004, with a further ten major projects in development.

  Successful completion of the US$2 billion capital management programme including the US$1.8 billion off-market buy-back in BHP Billiton Limited and rebasing the interim dividend.

  Interim dividend rebased to 13.5 US cents per share, an increase of 69% on the prior period interim dividend.
Half year ended 31 December	2004 US$M	2003 US$M	Change
Turnover (1)	15 521	10 963	41.6%
EBITDA (1) (2) (3)	5 212	3 128	66.6%
EBIT (1) (2) (3)	4 258	2 183	95.1%
Attributable profit (excluding exceptional items) (1)	2 757	1 213	127.3%
Attributable profit (including exceptional items) (1)	2 813	1 339	110.1%
Available cash flow (4)	3 513	1 625	116.2%
Basic earnings per share (US cents) (excluding exceptional items) (1)	44.5	19.5	128.2%
Basic earnings per share (US cents) (including exceptional items) (1)	45.4	21.5	111.2%
EBITDA interest coverage (times) (1) (2) (3) (5)	33.6	14.8	127.0%
Dividend per share (US cents)	13.5	8.0	68.8%

(1) Including the Group's share of joint ventures.

(2) Excluding exceptional items.

(3) EBIT is earnings before interest and tax. EBITDA is EBIT before depreciation, impairments, and amortisation of US$954 million (comprising Group depreciation, impairments and amortisation of US$881 million and joint venture and associate depreciation and amortisation of US$73 million) for the half year ended 31 December 2004 and US$945 million (comprising Group depreciation, impairments and amortisation of US$862 million and joint venture and associate depreciation and amortisation of US$83 million) for the half year ended 31 December 2003. We believe that EBIT and EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(4) Available cash flow is operating cash flow including dividends from joint ventures and associates and after net interest and tax.

(5) For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and other liabilities, and exchange differences arising from net debt.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP) and are unaudited. Financial results in accordance with Australian GAAP are provided on page 28. All references to the corresponding period are to the half year ended 31 December 2003.

RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2004

Commentary on the Group Interim Results

Introduction

The record financial result for the half year ended 31 December 2004 is a reflection of the continued consistent execution of our strategy. The focus on the efficient operation of our high quality, diversified asset base, the development of short and long term growth options and our customer focused marketing has enabled us to fully capture the opportunity provided from strong demand conditions. Attributable profit was US$2.8 billion (excluding exceptional items), an increase of 127% on the corresponding period.

The commissioning of a number of growth projects in recent years has provided leverage to strong customer demand. Along with operational improvements resulting from the continued deployment of our Operating Excellence initiatives, these new projects contributed to the achievement of half yearly production records for six major commodities within our portfolio at a time when customer demand has strengthened considerably. With completion of the fourth processing train in the North West Shelf, the commissioning of an additional five projects commencing production in recent weeks and the approval of two major new projects during the current period, our capacity to respond to the growth in demand for raw materials is further enhanced and augurs well for future periods.

We currently have ten major projects and four smaller projects in development across a range of commodities, and an additional twelve projects where feasibility studies are underway. In total our project pipeline, which includes approved projects and projects in feasibility, now represents US$10.2 billion of value accretive investment options. Notwithstanding this sizeable planned investment, our strong cash flow allowed us to execute the first stage of our planned US$2 billion capital management programme, returning US$1.78 billion to shareholders during the half year, via an off-market share buy-back of BHP Billiton Limited shares. The remaining US$220 million (3.6 US cents per share) will be distributed as part of the interim dividend, which the Board declared today at 13.5 US cents per share. This is an increase of 69% over last year's interim dividend and a 42% increase from the dividend declared in August 2004. BHP Billiton intends to continue with its progressive dividend policy using this rebased dividend level as the starting reference point for future periods. This rebasing of the dividend is a sign of the confidence we have in the medium term outlook and our ability to consistently deliver earnings and cash flow to support this higher level of dividend payment.

The Income Statement

Earnings excluding exceptional items

Turnover (including turnover from third party products) was US$15.5 billion, an increase of 41.6% from US$11.0 billion in the corresponding period. The increase was primarily due to higher prices for all commodities with base metals, carbon steel materials, petroleum and coal prices contributing significantly. Sales of third party products increased 44.8% to US$4.1 billion.

Earnings before interest, tax, depreciation, impairments and amortisation (EBITDA) excluding exceptional items, increased by 66.6% to US$5.2 billion from US$3.1 billion in the corresponding period. Earnings before interest and taxation (EBIT), excluding exceptional items, were US$4.3 billion compared with US$2.2 billion for the corresponding period.

The following table and commentary detail the approximate impact of the principal factors that affected earnings before interest and taxation for the current half year compared with the corresponding period were:

US$ Million
EBIT excluding exceptional items for the half year ended 31 December 2003	2 183
Change in volumes	150
Change in sales prices	3 035
New operations	30
Exchange rates	(340)
Price-linked costs	(235)
Costs	(255)
Inflation on costs	(110)
Asset sales	(45)
Ceased and sold operations	(15)
Exploration	(10)
Other	(130)

EBIT excluding exceptional items for the half year ended 31 December 2004	4 258

Volumes

Higher sales volumes increased EBIT by US$265 million, primarily from copper, aluminium, iron ore, natural gas and manganese ore, partially offset by lower oil volumes. The net positive impact on EBIT was US$150 million, using prior period margins. The change in volume at current period prices added US$490 million to turnover.

Prices

Higher commodity prices across all products increased EBIT by US$3,035 million with copper, petroleum products, energy coal, manganese ore and alloys, metallurgical coal, aluminium, diamonds, iron ore, ferrochrome and nickel prices making significant contributions.

New operations

New operations increased EBIT by US$30 million due to a full period of operation from the Ohanet wet gas development in Algeria which commenced commercial production in October 2003.

Exchange rates

Strengthening exchange rates had an overall unfavourable impact on EBIT of US$340 million. This was primarily due to stronger A$/US$ and rand/US$ average exchange rates on operating costs of US$200 million and an unfavourable impact of US$65 million from the conversion of rand and Australian dollar denominated net monetary liabilities. The prior period included gains on legacy A$/US$ currency hedging of US$30 million which expired in the year ended 30 June 2004.

Currency	Half year ended 31 Dec 2004 average	Half year ended 31 Dec 2003 average	31 Dec 2004 closing	30 June 2004 closing	31 Dec 2003 closing

Australian dollar	0.73	0.69	0.78	0.69	0.75
South African rand	6.21	7.08	5.65	6.27	6.62

Costs

Higher price-linked costs decreased EBIT by US$235 million, mainly due to increased taxes on petroleum products, higher royalty costs, and higher LME-linked costs.

Increased costs of US$255 million were primarily driven by higher operating and raw material costs, and increased demurrage, stripping and maintenance costs, partly offset by continued operating cost savings.

Rising input costs, principally in South Africa and Australia, increased costs by US$110 million.

Asset sales

The prior period's EBIT was higher by US$45 million due to higher profits on the sale of non-core assets.

Ceased and sold operations

The prior period included a favourable impact from ceased and sold operations on EBIT of US$15 million.

Exploration

Exploration expense was US$10 million higher than in the prior period.

Other

Other items totalling US$130 million include the unfavourable impact of ceased production at Boodarie Iron in Western Australia, where operations are currently being transitioned to care and maintenance.

Net interest expense

Net interest expense fell from US$294 million to US$259 million, despite higher US dollar interest rates during the period. This was principally driven by lower average debt levels and increased interest income from higher average cash balances compared to the corresponding period. This was partially offset by higher expense from discounting of provisions, and lower capitalisation of interest as several projects move into production phase. Included in net interest were exchange losses on net debt of US$69 million, mainly relating to the translation of rand denominated debt. This compares with losses of US$89 million in the corresponding period.

Taxation expense

The tax charge on earnings was US$1,131 million, representing an effective rate of 28.3%. Excluding the impacts of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, mainly attributable to the strengthening of both the rand and Australian dollar against the US dollar during the period, the effective rate was 27.3%. When compared to the UK and Australian statutory tax rate (30%), the underlying effective tax rate benefited 4.4% due to the recognition of tax losses (US$175 million) in the US. In addition, investment incentives and development entitlements were recognised during the period offset by non-deductible accounting depreciation and amortisation, non-deductible expenditures, overseas tax rate differential and other items.

Exceptional items

Earnings before interest and tax were increased by an exceptional item of US$56 million from the completion of the sale in December 2004 of an equity participation in the North West Shelf (NWS) Project in Western Australia to China National Offshore Oil Corporation (CNOOC). Under the agreement, CNOOC purchased an interest in a new joint venture that has been established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC has acquired a 5.3% title interest in NWS Project production licences, retention leases and the exploration permit relating to natural gas, but excluding oil (equivalent to 5.8% of BHP Billiton's share of current remaining proved natural gas reserves). CNOOC paid each joint venture partner US$59 million, resulting in a profit on sale of US$56 million (no tax effect). CNOOC's rights to process its gas and associated LPG and condensate through the NWS Project offshore and onshore infrastructure are contained in a separate agreement.

The corresponding period included an exceptional gain relating to the settlement of a litigation matter with Dalmine SpA of US$66 million (before tax expense of US$18 million) and an exceptional tax benefit of US$78 million relating to the introduction of the tax consolidation regime in Australia.

Earnings per share

Basic earnings per share excluding exceptional items were 44.5 US cents per share compared to 19.5 US cents per share in the corresponding period, an increase of 128.2%.

Basic earnings per share including exceptional items were 45.4 US cents per share compared to 21.5 US cents per share in the corresponding period, an increase of 111.2%.

Cash Flows

Available cash flow after interest and tax increased by 116.2% to US$3.5 billion. The key components of this increase were increased cash generated from operating activities (mainly due to higher profits), partly offset by increased taxation payments.

Spending on capital, exploration and investment expenditures totalled US$1,740 million for the period. Expenditure on growth projects and investments amounted to US$1,111 million, including US$433 million on petroleum projects and US$678 million on minerals projects. Sustaining and maintenance capital expenditure was US$430 million. In addition, the current period includes US$1.78 billion distributed to shareholders as part of the US$2 billion capital management programme.

Net debt at 31 December 2004 was US$5.5 billion, an increase of US$0.6 billion for the period.  Net debt at 31 December 2003 was US$6.5 billion. Gearing, which is the ratio of net debt to net debt plus net assets, was 27.2% at 31 December 2004, compared with 32.8% at 31 December 2003.

Dividend

An interim dividend for the half year ended 31 December 2004 of 13.5 US cents per share will be paid to shareholders on 23 March 2005. This dividend includes US$220 million (3.6 US cents per share) to complete the US$2 billion capital management programme announced in August 2004. BHP Billiton intends to continue with its progressive dividend policy using this rebased dividend level as the starting reference point for future periods. This rebasing of the dividend is also a sign of the confidence we have in the ability to consistently deliver earnings and cash flow to support this higher level of dividend payment in the years ahead.

The dividend paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars.  However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register.  The foreign currency exchange rates applicable two business days before the declaration of the dividend were used for conversion of currencies. These rates are detailed in the table below.

The timetable in respect of this dividend will be:

Currency conversion - 14 February 2005

Last day to trade Johannesburg Stock Exchange (JSE) - 25 February 2005

Ex-dividend Australian Stock Exchange (ASX) - 28 February 2005

Ex-dividend Johannesburg Stock Exchange (JSE) - 28 February 2005

Ex-dividend London Stock Exchange (LSE) - 2 March 2005

Record - 4 March 2005

Payment - 23 March 2005

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, nor will transfers between the UK register and the South African register be permitted, between the dates of 28 February 2005 and 4 March 2005.

The following table details the currency exchange rates applicable for the dividend:

Dividend 13.5 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.787068	17.152266
British pence	1.884750	7.162754
South African cents	6.059289	81.800402
New Zealand cents	0.716600	18.838962

Liquidity and Capital Management

In October 2004, Moody's Investor Services upgraded BHP Billiton's credit rating from A2 to A1, reflecting the Group's strengthened financial risk profile.

On 23 November 2004, the first phase of a US$2 billion capital management programme was completed through an off-market share buy-back of 180.72 million BHP Billiton Limited shares. The total amount of capital repurchased was US$1.78 billion, or 2.9% of the issued BHP Billiton Group share capital. The buy-back price of A$12.57 per share, represented a discount of 12% to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including buy-back closing date. The remaining US$220 million will be returned to shareholders as part of the interim dividend declared today.

Portfolio Management

As previously noted, we sold an equity participation in the North West Shelf Project to China National Offshore Oil Corporation for proceeds of US$59 million. In addition, we announced the sale of our interests in the Laminaria and Corallina Oil Fields (located in the Timor Sea) and our equity interest in Integris Metals (US) during the current half year. We have also sold 50% of our shareholding in Acerinox S.A. These transactions have been completed subsequent to 31 December 2004 and will generate proceeds of US$130 million, US$205 million and US$56 million, respectively.

Corporate Governance

The Group announced the appointment of Mr Carlos A Cordeiro to the BHP Billiton Board effective 3 February 2005.

IFRS Implementation

The Group will commence reporting financial information in accordance with International Financial Reporting Standards (IFRS) for financial periods beginning on or after 1 July 2005. Selected financial information for the half year to 31 December 2004 prepared in accordance with IFRS together with a reconciliation from IFRS to UK Generally Accepted Accounting Principles, and explanatory notes, are expected to be released in the second half of this fiscal year as unaudited supplementary information.

Outlook

While the global economy slowed during the half year, GDP growth for calendar 2004 was one of the strongest in the last three decades. The real GDP growth rate slowed in the September quarter - particularly in Japan, Germany, France and the UK - and the rate of growth in OECD industrial production has continued to decelerate. Although the reasons for the slowdown are varied and reflect the particular circumstances for each economy, some common factors have been the rise in oil prices, a tightening in economic policies and a slowing in export growth. With the Chinese government taking steps to control growth in certain areas of its economy during 2004, growth rates in China also slowed in the second half.

Overall, while the pace of global economic growth may have slowed in recent months, we remain of the view that the cycle is extendable and the global economy will continue to experience an above trend growth rate in the coming year. In particular, we expect that China will remain a large and sustainable consumer of raw materials and resources as the government remains committed to sustainable long-term development. For some commodities, inventory levels are already at or close to historically low levels. Given this, together with continued growing demand, it is likely that for many commodities, supply will continue to fall short of demand over the coming year. Over time we expect this situation will come into balance with the introduction of new supply, either through new projects or the expansion of existing operations.

We will remain focussed on our strategy of maximising the operating performance of our world class assets, reducing costs and improving efficiencies and exercising the value accretive expansion options within our portfolio. Our recent financial performance demonstrates how this has positioned us to take advantage of the current strong demand for raw materials. The cash generating ability of our existing assets allows us to continue with this approach whilst remaining alert for opportunistic, value adding acquisitions. We also believe it is critical that we continue to generate options to participate in value-added opportunities to expand our activities as the prospects for demand growth become apparent. To this end, it is possible that we will enter new production regions, new markets with new customers and into new products where these add value and are in line with our strategic objectives.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group results for the half year ended 31 December 2004 and the corresponding period (before exceptional items).

Half year ended 31 December (US$ Million)	Turnover (1)			EBIT (1)
	2004	2003	Change	2004	2003	Change

Petroleum	3 171	2 245	41.2%	909	602	51.0%
Aluminium	2 615	2 023	29.3%	458	307	49.2%
Base Metals	2 353	1 351	74.2%	1 041	333	212.6%
Carbon Steel Materials	3 229	2 206	46.4%	1 007	505	99.4%
Diamonds and Specialty Products	1 136	758	49.9%	317	195	62.6%
Energy Coal	1 640	1 242	32.0%	308	85	262.4%
Stainless Steel Materials	1 013	744	36.2%	340	193	76.2%
Group and unallocated items (2)	411	429	(4.2)%	(122)	(37)	N/A
Less: inter-segment turnover	(47)	(35)	N/A
BHP Billiton Group	15 521	10 963	41.6%	4 258	2 183	95.1%

(1) Turnover and EBIT include trading activities comprising the sale of third party product.

(2) Includes consolidation adjustments, unallocated items and external sales of the Group's freight, transport and logistics operations.

Petroleum

EBIT was US$909 million, an increase of US$307 million or 51% compared with the corresponding period. The increase was a result of higher realised prices, where the average realised oil price per barrel was US$44.85 compared to US$29.40, and the average realised natural gas price per thousand standard cubic feet was US$2.94 compared with US$2.37 in the corresponding period. In addition, lower exploration expenditure and a smaller loss on third party trading activities also had a favourable impact. The increase was offset by the unfavourable effect of increased taxes on petroleum products, lower production volumes, with total production for the period of 57.4 million barrels of oil equivalent, compared with 62.4 million barrels of oil equivalent in the corresponding period, and the translation impact of a stronger A$/US$ exchange rate on net monetary assets and liabilities.

Exploration expenditure charged to profit was US$55 million representing a capitalisation rate of 59.9% compared to a charge to profit of US$77 million and a capitalisation rate of 49.7% in the corresponding period, and reflects timing of exploration and appraisal activities.

Aluminium

EBIT was US$458 million, an increase of US$151 million or 49%, compared with the corresponding period.  The increase was mainly due to higher realised prices for aluminium and alumina, and increased aluminium sales volumes. Average LME aluminium prices increased to US$1,764 per tonne, compared with US$1,474 per tonne in the corresponding period. Higher aluminium sales volumes resulted from the full commissioning of Mozal 2 (Mozambique) and Hillside 3 (South Africa) in August 2003 and December 2003 respectively, and from the return to full production at the Alumar smelter following the July 2003 power supply failure.

This was partially offset by a once-off US$36 million charge for the agreed cancellation of a discounted aluminium supply agreement, the unfavourable impact on operating costs of strengthening A$/US$, rand/US$ and Brazilian real/US$ average exchange rates, higher LME price-linked costs, increased production input costs and pot relining activity.

Base Metals

EBIT was US$1,041 million, an increase of US$708 million or 213% compared with the corresponding period. This increase was mainly attributable to higher average realised prices for copper of US$1.46/lb, compared with US$0.96/lb in the corresponding period, higher copper sales volumes as well as higher average realised prices for silver, lead and zinc. Record silver and lead production was achieved for the current period and was a result of the continuation of the Cannington (Australia) de-bottlenecking programme. These factors were partially offset by higher input costs as well as the unfavourable translation impact on operating costs and net monetary assets and liabilities of stronger A$/US$ and Chilean peso/US$ average and closing exchange rates.

Carbon Steel Materials

EBIT was US$1,007 million, an increase of US$502 million or 99% compared with the corresponding period. This increase was mainly attributable to stronger commodity prices for all products combined with record production and sales volumes for iron ore and manganese ore operations. Operating cost performance at Australian and South African operations was unfavourably impacted by stronger A$/US$ and rand/US$ average exchange rates and inflationary pressures compared with the corresponding period. Queensland Coal operations (Australia) incurred higher price-linked royalty costs, stripping costs linked to expansion projects and increased demurrage costs. Western Australian iron ore operations (Australia) also incurred higher demurrage costs as well as increased depreciation charges for recently commissioned expansion projects offset by higher capitalisation of stripping costs. Compared with the prior period, ceased production at Boodarie Iron in Western Australia also had an unfavourable impact on EBIT. Operations at Boodarie Iron are currently being transitioned to care and maintenance status.

BHP Billiton has settled commercial terms for approximately three quarters of its annually priced metallurgical coal contracts with prices increasing by an average of 120% across all markets. For 70% of our contracts by volume the increase is effective from 1 April 2005.

Diamonds and Specialty Products

EBIT was US$317 million, an increase of US$122 million or 63% compared with the corresponding period. The increase was mainly attributable to higher realised prices and sales volumes for diamonds and Integris Metals (US) products. These factors were partially offset by higher price-linked costs at Integris, the unfavourable impact of stronger Canadian$/US$ and rand/US$ average exchange rates on operating costs, and higher diamond royalties arising from increased profits. Additionally the half year ended 31 December 2003 included profits realised on the sale of a non-core royalty interest (US$37 million).

The second half of the 30 June 2005 financial year will be negatively impacted by the processing of lower grade, lower value material at Ekati (Canada) and the cessation of earnings from Integris Metals following its sale in January 2005.

Energy Coal

EBIT was US$308 million, an increase of US$223 million or 262% compared with the corresponding period. The increase was mainly due to higher export prices resulting from continued strong demand in both the Atlantic and Pacific markets, increased export sales volumes from Hunter Valley Coal (Australia) following the successful ramp-up of the Mt Arthur North project, and cost efficiencies gained at Hunter Valley Coal from increased volumes. This was partially offset by the unfavourable impact on net operating costs of a stronger rand/US$ average exchange rate, higher unit costs at Ingwe (South Africa) reflecting higher operating costs, and South African inflationary pressures.

Stainless Steel Materials

EBIT was US$340 million, an increase of US$147 million or 76% compared with the corresponding period. The increase was mainly driven by higher realised prices for nickel, ferrochrome and cobalt. Nickel prices averaged US$6.38/lb in the current period, up 35% from US$4.72/lb in the corresponding period. This was partially offset by the impact of stronger currencies on operating costs and translation of net monetary assets and liabilities, higher cost of production inputs for chrome operations in South Africa and increased shipping costs.

Group and Unallocated Items

Corporate operating costs were US$135 million compared to US$110 million in the corresponding period. This was primarily due to an increase of US$27 million associated with costs of employee share awards in the current period.

Other items in the corresponding period included gains on legacy A$/US$ currency hedging of US$30 million and benefits from one-off items.

INTERIM FINANCIAL REPORT

CONTENTS

INDEPENDENT REVIEW REPORT OF THE AUDITOR
TO BHP BILLITON PLC - 13

CONSOLIDATED PROFIT AND LOSS ACCOUNT - 14

CONSOLIDATED STATEMENT OF TOTAL
RECOGNISED GAINS AND LOSSES - 15

CONSOLIDATED BALANCE SHEET - 16

CONSOLIDATED STATEMENT OF CASH FLOWS - 17

NOTES TO INTERIM FINANCIAL INFORMATION - 19

The interim financial information set out on pages 14 to 27 has been prepared on the same basis and using the same accounting policies as were applied in drawing up the financial information contained in the accounts of BHP Billiton Plc for the year ended 30 June 2004. The interim financial information should be read in conjunction with the accounts of BHP Billiton Plc for the year ended 30 June 2004 and does not include all information normally contained within the notes to annual accounts. Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

The financial information for the half years ended 31 December 2004 and 31 December 2003 has been subject to review by the auditor but is unaudited. In the opinion of the Directors, the financial information for these periods presents fairly the financial position, results of operations and cash flows for the periods in conformity with UK generally accepted accounting principles (GAAP).

The financial information for the year ended 30 June 2004 has been derived from the audited financial statements of BHP Billiton Plc for that period as filed with the UK Registrar of Companies and does not constitute the statutory accounts of BHP Billiton Plc for that period. The auditors' report on the statutory accounts for the year ended 30 June 2004 was unqualified and did not contain statements under Section 237 (2) (regarding adequacy of accounting records and returns) or under Section 237 (3) (provision of necessary information and explanations) of the United Kingdom Companies Act 1985.

Impact of International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the Group must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The Group's DLC structure results in two parent entities with their own statutory reporting obligations, one in Australia and the other in the UK. While Australia and the UK are currently moving to an IFRS-based financial reporting regime in the same timeframe, this structure creates unique IFRS implementation issues, for example:

  the Australian Accounting Standards Board has approved IFRS-based standards which mandate particular policies that are only optional in the UK; and

  there is a risk that further changes in IFRS prior to 30 June 2006 attract inconsistent early adoption rules between the two jurisdictions.

Accordingly, significant uncertainty remains as to the likely impact of IFRS on the Group's financial statements.

Management of IFRS implementation

The Group has established a formal project, monitored by a steering committee, to manage the transition to IFRS reporting. Regular updates are also provided to the Board Risk Management and Audit Committee. The implementation project consists of three phases:

(i) Scoping and impact analysis phase - Project scoping and impact analysis was substantially complete by 30 June 2004 and produced a high-level view of potential differences to existing accounting and reporting policies and consequential changes to information systems and business processes.

Management of IFRS implementation continued

(ii) Evaluation and design phase - This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The evaluation and design phase was well advanced at 31 December 2004 and the Group will continue to evaluate the impact of developments in IFRS through to implementation.

(iii) Implementation and review phase - The implementation and review phase is in progress and includes substantial training programmes across the Group's finance staff, execution of changes to information systems and business processes and completing formal authorisation processes to approve recommended accounting policy changes. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements, embedding of IFRS in business processes, elimination of any unnecessary data collection processes and Board approval of IFRS financial statements. Implementation also involves delivery of further training to staff as revised systems begin to take effect. This phase commenced at the beginning of the 2004 calendar year and is not expected to be complete until 30 June 2005.

Key differences in accounting policies

The interim financial information has been prepared in accordance with UK accounting standards and other UK financial reporting requirements (UK GAAP). The differences between UK GAAP and IFRS identified to date as potentially having a significant effect on the Group's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences (significant or not) between UK GAAP and IFRS.

The Group has not quantified the effects of the differences described below. The regulatory bodies that promulgate UK GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between UK GAAP and IFRS and their impact on the Group's financial statements in future years. The future impact of IFRS will also depend on the particular circumstances prevailing in those years.

The key potential implications of the conversion to IFRS on the Group identified to date are as follows:

  all derivative financial instruments must be recognised in the balance sheet and measured at fair value. Application of hedge accounting will only be available where specific designation and effectiveness criteria are satisfied. These changes may impact the manner in which the Group executes risk mitigation strategies through derivatives and their consequent accounting. Where hedge accounting cannot be achieved for ongoing risk mitigation activity, net profit will be directly affected by changes in market values of derivative financial instruments.

  income tax will be calculated using the 'balance sheet liability' approach, which recognises deferred tax assets and liabilities by reference to differences between the accounting and tax values of balance sheet items, rather than accounting and tax values of items recognised in profit and loss. This approach has the potential to give rise to a wider range of deferred tax assets and liabilities and an increase in the volatility of deferred tax balances brought about by foreign exchange rate movements. In general, a weakening of other currencies relative to the Group's US dollar functional currency will reduce the value of future tax deductions attached to existing assets and liabilities that are denominated for tax purposes in those other currencies. Such movements will give rise to foreign exchange losses recognised in income tax expense.

  the cost of employee compensation provided in the form of equity-based compensation (including shares and options) will be measured based on the fair value of those instruments, rather than their intrinsic value, and accrued over the period of employee service. This is likely to change the total amount of compensation cost and the pattern of cost recognition. Relative to the Group's existing accounting policy, the cost of employee compensation provided in the form of shares and options will be lower and higher respectively, and the cost will be spread over a longer recognition period.

  defined benefit pension plan and medical benefit plan arrangements will result in the recognition of net assets or liabilities directly based on the underlying obligations and assets of those plans. The recognised net asset or liability will be immediately subject to changes in the market value of plan assets and changes in the accumulated benefits of employees that may be more volatile than changes in assets and liabilities currently recognised under Statement of Standard Accounting Practice (SSAP) 24. Alternative methods of recognising this volatility will be available, including direct recognition in profit and loss, progressive recognition using a 'corridor' approach, or recognition directly in equity. The Group intends to adopt the last of these options, which will result in most sources of volatility being recognised directly in equity rather than through profit and loss.

INDEPENDENT REVIEW REPORT OF THE AUDITOR TO BHP BILLITON PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 31 December 2004 set out on pages 14 to 27 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the United Kingdom Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the United Kingdom Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts, in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: "Review of Interim Financial Information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed and excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. A review is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2004.

KPMG Audit Plc
Chartered Accountants
London, 16 February 2005

Consolidated Profit and Loss Account

for the half year ended 31 December 2004
		Half year ended 31 December 2004			Half year ended 31 December 2003			Year ended 30 June 2004

Notes		Excluding exceptional items US$M	Exceptional items (Note 1) US$M	Total US$M	Excluding exceptional items US$M	Exceptional items (Note 1) US$M	Total US$M	Excluding exceptional items US$M	Exceptional items (Note 1) US$M	Total US$M
Turnover (including share of joint ventures)
Group production		11 454	-	11 454	8 155	-	8 155	18 283	-	18 283
Third party products	2	4 067	-	4 067	2 808	-	2 808	6 660	-	6 660
	2, 3	15 521	-	15 521	10 963	-	10 963	24 943	-	24 943
less Share of joint ventures' turnover included above		(1 305)	-	(1 305)	(1 016)	-	(1 016)	(2 056)	-	(2 056)
Group turnover		14 216	-	14 216	9 947	-	9 947	22 887	-	22 887
Net operating costs		(10 375)	-	(10 375)	(8 014)	66	(7 948)	(17 960)	66	(17 894)
Group operating profit		3 841	-	3 841	1 933	66	1 999	4 927	66	4 993
Share of operating profit of joint ventures		388	-	388	170	-	170	425	-	425
Operating profit (including share of profit of joint ventures)		4 229	-	4 229	2 103	66	2 169	5 352	66	5 418
Comprising:
Group production		4 198	-	4 198	2 097	66	2 163	5 319	66	5 385
Third party products	2	31	-	31	6	-	6	33	-	33
		4 229	-	4 229	2 103	66	2 169	5 352	66	5 418
Income from other fixed asset investments		11	-	11	18	-	18	35	-	35
Profit on sale of fixed assets		18	56	74	62	-	62	95	-	95
Profit on sale of operations		-	-	-	-	-	-	6	-	6
Loss on termination of operations		-	-	-	-	-	-	-	(534)	(534)
Profit/(loss) before net interest and similar items payable and taxation		4 258	56	4 314	2 183	66	2 249	5 488	(468)	5 020
Net interest and similar items payable
Group	4	(219)	-	(219)	(242)	-	(242)	(407)	-	(407)
Joint ventures	4	(40)	-	(40)	(52)	-	(52)	(95)	-	(95)
Profit/(loss) before taxation	2, 3	3 999	56	4 055	1 889	66	1 955	4 986	(468)	4 518
Taxation		(1 131)	-	(1 131)	(658)	60	(598)	(1 379)	337	(1 042)
Profit/(loss) after taxation		2 868	56	2 924	1 231	126	1 357	3 607	(131)	3 476
Equity minority interests		(111)	-	(111)	(18)	-	(18)	(97)	-	(97)
Profit/(loss) for the financial period (attributable profit)		2 757	56	2 813	1 213	126	1 339	3 510	(131)	3 379
Dividends to shareholders		(817)	-	(817)	(497)	-	(497)	(1 617)	-	(1 617)
Retained profit/(loss) for the financial period		1 940	56	1 996	716	126	842	1 893	(131)	1 762

Earnings per ordinary share (basic) (US cents)	6	44.5	0.9	45.4	19.5	2.0	21.5	56.4	(2.1)	54.3
Earnings per ordinary share (diluted) (US cents)	6	44.3	0.9	45.2	19.5	2.0	21.5	56.2	(2.1)	54.1
Dividend per ordinary share (US cents)				13.5			8.0			26.0

The accompanying notes form part of these interim financial statements.

Consolidated Statement of Total Recognised Gains and Losses

for the half year ended 31 December 2004
	Half year ended 31 December 2004	Half year ended 31 December 2003	Year ended 30 June 2004
	US$M	US$M	US$M
Attributable profit for the financial period	2 813	1 339	3 379
Exchange gains on foreign currency net investments	42	47	48
Total recognised gains for the financial period	2 855	1 386	3 427
Prior period adjustment arising from the change in accounting policy	-	84	84
Total recognised gains since last annual report	2 855	1 470	3 511

The accompanying notes form part of these interim financial statements.

Consolidated Balance Sheet

as at 31 December 2004
		31 December 2004	31 December 2003	30 June 2004
Notes		US$M	US$M	US$M
Fixed assets
Intangible assets
Goodwill
		33	35	34
		33	35	34
Tangible assets		21 941	20 537	20 945
Investments
Joint ventures - share of gross assets
		3 099	2 873	2 951
Joint ventures - share of gross liabilities
		(1 598)	(1 482)	(1 582)
		1 501	1 391	1 369
Loans to joint ventures and other investments
		258	388	361
Total fixed assets		23 733	22 351	22 709
Current assets
Stocks		2 212	1 658	1 760
Debtors
Amounts due within one year		3 269	3 033	2 924
Amounts due after more than one year		1 797	1 684	1 482
		5 066	4 717	4 406
Investments		226	185	167
Cash including money market deposits	7	1 016	812	1 818
Total current assets		8 520	7 372	8 151
Creditors - amounts falling due within one year		(5 674)	(4 379)	(4 935)
Net current assets		2 846	2 993	3 216
Total assets less current liabilities		26 579	25 344	25 925
Creditors - amounts falling due after more than one year		(5 615)	(6 494)	(5 987)
Provisions for liabilities and charges		(6 196)	(5 494)	(5 558)
Net assets		14 768	13 356	14 380
Equity minority interests		(422)	(314)	(342)
Attributable net assets		14 346	13 042	14 038
Capital and reserves
Called up share capital - BHP Billiton Plc		1 234	1 234	1 234
Share premium account		518	518	518
Contributed equity - BHP Billiton Limited		1 591	1 833	1 851
Profit and loss account		11 015	9 482	10 461
Interest in shares of BHP Billiton		(12)	(25)	(26)
Equity shareholders' funds	5	14 346	13 042	14 038

The accompanying notes form part of these interim financial statements.

Consolidated Statement of Cash Flows

for the half year ended 31 December 2004
	Half year ended 31 December 2004	Half year ended 31 December 2003 (b)	Year ended 30 June 2004 (b)
	US$M	US$M	US$M
Net cash inflow from Group operating activities (a)	4 228	2 227	6 566
Dividends received from joint ventures and associates	124	109	203
Interest paid	(154)	(209)	(347)
Dividends paid on redeemable preference shares	(12)	(12)	(23)
Interest received	43	38	78
Other dividends received	11	18	35
Dividends paid to equity minority interests	(32)	(3)	(75)
Net cash outflow from returns on investments and servicing of finance	(144)	(168)	(332)
Taxation	(695)	(543)	(1 337)
Available cash flow	3 513	1 625	5 100
Purchases of tangible fixed assets	(1 527)	(1 213)	(2 589)
Exploration expenditure	(199)	(193)	(454)
Disposals of tangible fixed assets	38	62	157
Purchase of investments and funding of joint ventures	(14)	(23)	(35)
Sale of investments and repayments by joint ventures	73	40	89
Net cash outflow from capital expenditure and financial investment	(1 629)	(1 327)	(2 832)
Demerger or sale of subsidiaries	1	-	53
Cash transferred on demerger or disposal	-	-	(5)
Disposal of joint ventures	-	6	131
Net cash inflow from acquisitions and disposals	1	6	179
Net cash flow before equity dividends paid, management of liquid resources and financing	1 885	304	2 447
Equity dividends paid	(594)	(959)	(1 501)
Net cash flow before management of liquid resources and financing	1 291	(655)	946
Net cash inflow/(outflow) from management of liquid resources	843	667	(178)
Debt due within one year - repayment of loans	(680)	(331)	(854)
Debt due within one year - drawdowns	587	330	256
Debt due after more than one year - repayment of loans	(77)	(226)	(482)
Debt due after more than one year - drawdowns	3	41	254
Finance lease obligations	(12)	(1)	(9)
Net cash outflow from debt and finance leases	(179)	(187)	(835)
Share repurchase scheme - BHP Billiton Limited	(1 792)	-	-
Purchase of shares by ESOP trusts	(29)	(14)	(25)
Issue of shares	38	55	76
Net cash outflow from financing	(1 962)	(146)	(784)
Increase/(Decrease) in cash in the period	172	(134)	(16)

The accompanying notes form part of these interim financial statements.

Consolidated Statement of Cash Flows continued

for the half year ended 31 December 2004
		Half year ended 31 December 2004	Half year ended 31 December 2003 (b)	Year ended 30 June 2004 (b)
Notes		US$M	US$M	US$M
Reconciliation of net cash flow to movement in net debt
Increase/(Decrease) in cash in the period		172	(134)	(16)
Cash flow from debt and finance leases		179	187	835
Cash flow from management of liquid resources		(843)	(667)	178
(Increase)/decrease in net debt arising from cash flows		(492)	(614)	997
Other non-cash movements	7	(2)	-	(31)
Increase in net debt from exchange adjustments	7	(57)	(73)	(104)
(Increase)/decrease in net debt		(551)	(687)	862
Net debt at beginning of period	7	(4 965)	(5 827)	(5 827)
Net debt at end of period	7	(5 516)	(6 514)	(4 965)

(a) Net cash inflow from Group operating activities

	Half year ended 31 December 2004	Half year ended 31 December 2003	Year ended 30 June 2004
	US$M	US$M	US$M
Operating profit	3 841	1 999	4 993
Depreciation and amortisation	877	853	1 751
Impairment of assets	4	9	116
Employee share awards	49	28	96
Net exploration charge (excluding impairment of assets)	116	106	284
Increase in stocks	(462)	(276)	(356)
Increase in debtors	(365)	(821)	(734)
Increase in creditors	71	264	365
Increase in provisions	72	68	48
Other items	25	(3)	3
Net cash inflow from Group operating activities	4 228	2 227	6 566

(b) Restated - refer note 7.

The accompanying notes form part of these interim financial statements.

Notes to Interim Financial Information

NOTE 1. EXCEPTIONAL ITEMS
	Gross	Tax	Net
Half year ended 31 December 2004	US$M	US$M	US$M
Sale of equity interest in North West Shelf Project (a)	56	-	56
Total by category	56	-	56
Petroleum	56	-	56
Total by Customer Sector Group	56	-	56

(a) During the half year ended 31 December 2004, BHP Billiton sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8% of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS Venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect).

	Gross	Tax	Net
Half year ended 31 December 2003	US$M	US$M	US$M
Introduction of tax consolidation regime in Australia (a)	-	78	78
Litigation settlement (b)	66	(18)	48
Total by category	66	60	126
Group and unallocated items	-	78	78
Petroleum	66	(18)	48
Total by Customer Sector Group	66	60	126

(a) During the half year ended 31 December 2003, BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of these assets. This resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$78 million being recorded in accordance with UK GAAP.

(b) In December 2003 BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton recorded an exceptional gain of US$66 million, before tax expense of US$18 million.

NOTE 1. EXCEPTIONAL ITEMS (continued)
	Gross	Tax	Net
Year ended 30 June 2004	US$M	US$M	US$M
Introduction of tax consolidation regime in Australia (a)	-	95	95
Litigation settlement (b)	66	(18)	48
US and Canadian taxation deductions (c)	-	238	238
Closure plans (d)	(534)	22	(512)
Total by category	(468)	337	(131)
Petroleum	66	(18)	48
Base Metals	(482)	11	(471)
Stainless Steel Materials	(10)	3	(7)
Group and unallocated items	(42)	341	299
Total by Customer Sector Group	(468)	337	(131)

(a) During the year ended 30 June 2004, BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of these assets. This resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$95 million being recorded in accordance with UK GAAP.

(b) In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton recorded an exceptional gain of US$66 million, before tax expense of US$18 million.

(c) During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada increased to the extent that some of the provisions against deferred tax assets established in prior years were no longer necessary. This was a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group recorded an exceptional tax benefit of US$238 million.

(d) During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group's Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites, a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle steelworks and the Selbaie copper mine. Accordingly, the Group recorded a net after-tax exceptional loss of US$512 million.

NOTE 2. ANALYSIS BY BUSINESS SEGMENT
	Half year ended 31 December 2004	Half year ended 31 December 2003	Year ended 30 June 2004
Turnover	US$M	US$M	US$M
Petroleum	3 171	2 245	5 558
Aluminium	2 615	2 023	4 432
Base Metals	2 353	1 351	3 422
Carbon Steel Materials	3 229	2 206	4 857
Diamonds and Specialty Products	1 136	758	1 710
Energy Coal	1 640	1 242	2 569
Stainless Steel Materials	1 013	744	1 749
Group and unallocated items	411	429	725
Inter-segment	(47)	(35)	(79)
BHP Billiton Group	15 521	10 963	24 943

Profit before taxation
Petroleum	909	602	1 391
Aluminium	458	307	776
Base Metals	1 041	333	1 156
Carbon Steel Materials	1 007	505	1 137
Diamonds and Specialty Products	317	195	410
Energy Coal	308	85	234
Stainless Steel Materials	340	193	571
Group and unallocated items	(122)	(37)	(187)
Exceptional items	56	66	(468)
Profit before net interest and taxation	4 314	2 249	5 020
Net interest	(259)	(294)	(502)
BHP Billiton Group	4 055	1 955	4 518

Net operating assets
Petroleum	4 494	3 743	4 074
Aluminium	5 351	5 252	5 309
Base Metals	3 587	3 974	3 272
Carbon Steel Materials	3 626	2 961	3 175
Diamonds and Specialty Products	1 674	1 570	1 568
Energy Coal	2 188	2 233	2 194
Stainless Steel Materials	2 059	1 834	1 823
Group and unallocated items	292	475	291
BHP Billiton Group	23 271	22 042	21 706

NOTE 2. ANALYSIS BY BUSINESS SEGMENT (continued)

Third party product included above
	Half year ended 31 December 2004	Half year ended 31 December 2003	Year ended 30 June 2004
External Turnover	US$M	US$M	US$M
Petroleum	1 224	670	2 286
Aluminium	1 108	886	1 823
Base Metals	375	96	335
Carbon Steel Materials	95	24	102
Diamonds and Specialty Products	523	378	829
Energy Coal	344	337	554
Stainless Steel Materials	2	14	47
Group and unallocated items	396	403	684
BHP Billiton Group	4 067	2 808	6 660

Profit before taxation
Petroleum	(3)	(17)	(22)
Aluminium	5	16	11
Base Metals	(11)	1	(4)
Carbon Steel Materials	16	(1)	(9)
Diamonds and Specialty Products	22	6	29
Energy Coal	2	-	21
Stainless Steel Materials	-	1	7
Group and unallocated items	-	-	-
BHP Billiton Group	31	6	33

NOTE 3. ANALYSIS BY GEOGRAPHICAL SEGMENT
	Half year ended 31 December 2004	Half year ended 31 December 2003	Year ended 30 June 2004
Turnover by geographical market	US$M	US$M	US$M
Australia	1 259	908	1 874
Europe	5 382	3 805	8 941
Japan	1 777	1 270	2 807
South Korea	881	730	1 598
China	1 588	1 075	2 432
Other Asia	910	683	1 583
North America	1 679	1 292	2 782
Southern Africa	861	566	1 363
Rest of World	1 184	634	1 563
BHP Billiton Group	15 521	10 963	24 943
Turnover by geographical origin
Australia	4 495	3 556	7 270
Europe	4 282	2 521	6 750
North America	1 506	1 180	2 503
South America	2 625	1 732	4 130
Southern Africa	2 495	1 776	3 882
Rest of World	118	198	408
BHP Billiton Group	15 521	10 963	24 943
Profit before taxation by geographical origin
Australia	1 627	1 001	2 104
Europe	341	328	756
North America	341	160	(188)
South America	1 387	544	1 719
Southern Africa	554	183	537
Rest of World	64	33	92
	4 314	2 249	5 020
Net interest	(259)	(294)	(502)
BHP Billiton Group	4 055	1 955	4 518

NOTE 4. NET INTEREST AND SIMILAR ITEMS PAYABLE
	Half year ended 31 December 2004	Half year ended 31 December 2003	Year ended 30 June 2004
	US$M	US$M	US$M
On bank loans and overdrafts	26	31	83
On all other loans	132	162	259
Finance lease and hire purchase interest	2	2	2
	160	195	344
Dividends on redeemable preference shares	12	12	23
Discounting on provisions and other liabilities	78	56	111
less Amounts capitalised (a)	(43)	(62)	(97)
	207	201	381
Share of interest of joint ventures	28	36	66
	235	237	447
Interest received/receivable	(45)	(32)	(78)
	190	205	369
Exchange differences on net debt (b)
Group
	57	73	104
Joint ventures
	12	16	29
	69	89	133
Net interest and similar items payable (c)	259	294	502

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group. For the period ended 31 December 2004 the capitalisation rate was 4.25 per cent (31 December 2003: 5.0 per cent; 30 June 2004: 4.6 per cent).

(b) Net exchange losses primarily represent the effect on borrowings of the appreciation of the South African rand against the US dollar.

(c) Disclosed in the consolidated profit and loss account as:

	Half year ended 31 December 2004	Half year ended 31 December 2003	Year ended 30 June 2004
	US$M	US$M	US$M
Net interest and similar items payable
Group	219	242	407
Joint ventures	40	52	95
Net interest and similar items payable	259	294	502

NOTE 5. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
	Half year ended 31 December 2004	Half year ended 31 December 2003	Year ended 30 June 2004
	US$M	US$M	US$M
Attributable profit for the financial period	2 813	1 339	3 379
Other recognised gains	42	47	48
Total recognised gains for the financial period	2 855	1 386	3 427
Dividends	(817)	(497)	(1 617)
Issue of ordinary shares for cash	33	48	66
Accrued employee entitlement to share awards	49	14	96
Cash settlement of share awards	(6)	-	-
Purchase of shares by ESOP trusts	(29)	-	(25)
Share buy-back
BHP Billiton Limited (a)
	(1 777)	-	-
Share repurchase scheme
BHP Billiton Plc (b)
	-	-	-
Net movement in shareholders' funds	308	951	1 947
Shareholders' funds at beginning of period	14 038	12 091	12 091
Shareholders' funds at end of period	14 346	13 042	14 038
  (a) On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. As a result of the buy-back, shareholders' funds decreased by US$1 777 million (including US$5 million of transaction costs). In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited, and US$1 481 million was allocated to the profit and loss account. The final price for the buy-back was A$12.57 per share, representing a discount of 12% to the volume weighted average price of BHP Billiton Limited shares over the 5 days up to and including the closing date of the buy-back.

(b) BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. No shares were purchased during the half year ended 31 December 2004 (31 December 2003: nil; 30 June 2004: nil). On 23 June 2004, 3 890 000 ordinary shares of BHP Billiton Plc, which were held by Nelson Investment Limited, were transferred to The Billiton Employee Share Ownership Trust.

NOTE 6. EARNINGS PER SHARE
	Half year ended 31 December 2004	Half year ended 31 December 2003	Year ended 30 June 2004
Basic earnings per share (US cents)
Excluding exceptional items	44.5	19.5	56.4
Impact of exceptional items	0.9	2.0	(2.1)
Including exceptional items	45.4	21.5	54.3
Diluted earnings per share (US cents)
Excluding exceptional items	44.3	19.5	56.2
Impact of exceptional items	0.9	2.0	(2.1)
Including exceptional items	45.2	21.5	54.1
Basic earnings per ADS (US cents) (a)
Including exceptional items	90.8	43.0	108.6
Diluted earnings per ADS (US cents) (a)
Including exceptional items	90.4	43.0	108.2
Basic Earnings (US$ million)
Excluding exceptional items	2 757	1 213	3 510
Including exceptional items	2 813	1 339	3 379
Diluted Earnings (US$ million) (b)
Excluding exceptional items	2 760	1 213	3 510
Including exceptional items	2 816	1 339	3 379
Weighted average number of shares (million)
Basic earnings per share denominator	6 195	6 215	6 218
Diluted earnings per share denominator	6 224	6 233	6 246

(a) For the periods reported, one American Depositary Share (ADS) represents two shares.

(b) For the half year ended 31 December 2004, diluted earnings is calculated after adding back dividend equivalent payments of US$3 million (31 December 2003: nil; 30 June 2004: nil) that would not be made if potential ordinary shares were converted to fully paid.

Exceptional Items

Details of exceptional items are set out in note 1. The impact of exceptional items on basic and diluted earnings per share is as follows:
	Half year ended 31 December 2004	Half year ended 31 December 2003	Year ended 30 June 2004
	US cents per share	US cents per share	US cents per share
Sale of equity interest in North West Shelf Project	0.9	-	-
Introduction of tax consolidation regime in Australia	-	1.2	1.5
Litigation settlement	-	0.8	0.8
US and Canadian taxation deductions	-	-	3.8
Closure plans	-	-	(8.2)
	0.9	2.0	(2.1)

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share have been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group's ESOP trusts.

The weighted average number of shares used for the purpose of calculating diluted earnings per share can be reconciled to the number used to calculate basic earnings per share as follows:
	Half year ended 31 December 2004	Half year ended 31 December 2003	Year ended 30 June 2004
	Million	Million	Million
Basic earnings per share denominator	6 195	6 215	6 218
Shares and options contingently issuable under employee share ownership plans	29	18	28
Diluted earnings per share denominator	6 224	6 233	6 246

NOTE 7. ANALYSIS OF MOVEMENTS IN NET DEBT
	1 July 2004 (a) US$M	Acquisitions & disposals US$M	Cash flow US$M	Other non-cash movements US$M	Exchange movements US$M	31 December 2004 US$M
Cash at bank and in hand	674	-	38	-	3	715
Overdrafts	(133)	-	134	-	(6)	(5)
	541	-	172	-	(3)	710
Redeemable preference shares	(450)	-	-	-	-	(450)
Finance lease obligations	(76)	-	12	(2)	-	(66)
Other debt due within one year	(1 188)	-	93	(297)	(30)	(1 422)
Other debt due after more than one year	(4 936)	-	74	297	(24)	(4 589)
	(6 650)	-	179	(2)	(54)	(6 527)
Liquid resources (b)	1 144	-	(843)	-	-	301
Net debt (c)	(4 965)	-	(492)	(2)	(57)	(5 516)
The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	674	-	38	-	3	715
Money market deposits (b)	1 144	-	(843)	-	-	301
	1 818	-	(805)	-	3	1 016

(a) Amounts owing to joint venture participants of US$196 million at 30 June 2004 (31 December 2003: US$128 million) have been reclassified from sundry creditors to other debt due within one year, to better reflect the funding nature of these amounts.

(b) Liquid resources represent money market deposits with financial institutions that have a maturity of up to three months.

(c) The breakdown of net debt by currency is as follows:

	31 December 2004 US$M	31 December 2003 US$M	30 June 2004 US$M
Net debt is denominated in:
US dollars	5 336	6 049	4 869
South African rand	173	471	211
Australian dollars	24	113	101
Canadian dollars	98	5	38
Other currencies	(115)	(124)	(254)
Net debt	5 516	6 514	4 965

NOTE 8. Events occurring after balance date

On 4 January 2005, the sale of BHP Billiton's 50% interest in Integris Metals was completed. Total proceeds from the sale were US$205 million resulting in a profit on sale before tax of US$19 million (no tax effect).

On 7 January 2005, the Group sold 50% of its holding in Acerinox S.A. Total proceeds from the sale were US$56 million resulting in a profit on sale before tax of US$22 million (no tax effect and US$13 million after outside equity interests).

On 14 January 2005, the sale of the Laminaria and Corallina oil fields was completed. Total proceeds from the sale were US$130 million resulting in a profit on sale before tax of US$134 million (US$123 million after tax).

The financial effects of the above transactions have not been brought to account at 31 December 2004.

BHP BILLITON GROUP

STATEMENT OF FINANCIAL PERFORMANCE

(prepared in accordance with Australian GAAP)

Half year ended 31 December	2004	2003
	US$M	US$M
Revenue from ordinary activities
Operating revenue	14 216	9 947
Non-operating revenue	256	309
	14 472	10 256
Profit from ordinary activities before
depreciation, amortisation and borrowing costs	5 096	3 071
Deduct: Depreciation and amortisation	898	874
  Borrowing costs
	266	298
Profit from ordinary activities before tax	3 932	1 899
Deduct: Income tax expense attributable to ordinary activities	1 184	489
Net profit	2 748	1 410
Deduct: Outside equity interests in net profit	111	18
Net profit attributable to members of the BHP Billiton Group	2 637	1 392
Basic earnings per fully paid ordinary share (US cents)	42.6	22.4

Basis of Preparation

The results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries, for the half year ended 31 December 2004, and the corresponding period, have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission.

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2004.

Significant Items

Individually significant items (before outside equity interests) included within the BHP Billiton Group net profit are detailed below.
	Half year ended 31 December 2004			Half year ended 31 December 2003
	Gross US$M	Tax US$M	Net US$M	Gross US$M	Tax US$M	Net US$M
Sale of equity interest in North West Shelf Project (a)	56	-	56	-	-	-
Introduction of tax consolidation regime in Australia (b)	-	-	-	-	207	207
Litigation settlement (c)	-	-	-	66	(18)	48
Total	56	-	56	66	189	255

(a) During the half year ended 31 December 2004, BHP Billiton sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8% of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS Venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect).

(b) During the half year ended 31 December 2003, BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group chose to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This resulted in the restatement of deferred tax balances and a tax benefit of US$207 million being recorded in accordance with UIG 52.

(c) In December 2003 BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton recorded a gain of US$66 million, before tax expense of US$18 million.

The results have been subject to an independent review by the auditors.

The statutory BHP Billiton Limited Interim Report will be released to the Australian Stock Exchange on 16 February 2005. This information will be available to shareholders on request.

Forward-looking statements Certain statements contained in this release, including statements in the section entitled 'Introduction' and 'Outlook', may constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise the forward-looking statements included in this release to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled 'Key Information-Risk Factors' and 'Operating and Financial Review and Prospects-External factors affecting our operating results' included in our annual report on Form 20-F for the fiscal year ended 30 June 2004, which we filed with the US Securities and Exchange Commission (SEC) on 20 October 2004 and is available on the SEC's website at 'www.sec.gov'. Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell securities in any jurisdiction.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: + 44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Tania Price, Media Relations Tel: +61 3 9609 3815 Mobile: +61 419 152 780 email: Tania.Price@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 Mobile: +44 7881 518 715 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Telephone +61 1300 55 4757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 16 February 2005